Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

FINAL—FOR RELEASE
Press Release
17 May 2004

TSAKOS ENERGY NAVIGATION ANNOUNCES

SALE OF COMMON SHARES

ATHENS, GREECE – May 17, 2004 - Tsakos Energy Navigation Limited (TEN) (NYSE:TNP) announced today that it had publicly sold 2.5 million common shares. The sale is being made pursuant to the Company’s existing shelf registration statement that was declared effective by the Securities and Exchange Commission on December 15, 2003. Jefferies & Company purchased the shares, and the Company has granted Jefferies & Company an option to purchase an additional 375,000 shares to cover over-allotments, if any.

Net proceeds from the sale, after deducting offering expenses, are expected to be approximately $70 million. The Company will use the net proceeds for fleet expansion and for general corporate purposes.

This press release shall not constitute an offer to sell nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This offering is being made only by means of a prospectus. A prospectus supplement related to the public offering will be filed with the Securities and Exchange Commission. When available, copies of the prospectus supplement may be obtained from Jefferies & Company.

ABOUT TSAKOS ENERGY NAVIGATION

Tsakos Energy Navigation expects to operate a fleet of 41 vessels with approximately 4.3 million DWT by 2007, which would include 30 newbuildings (1997-2007) with approximately 3.3 million DWT. The Company currently operates a fleet of 28 vessels (including one chartered-in aframax, the Olympia, and two suezmaxes, the renamed Cape Baker and Cape Balboa). The fleet comprises 3.0 million DWT with an average age of 7.1 years, compared to the world’s tanker tonnage, which has an average age of 12.8 years. Between 2004 and 2007, TEN is scheduled to take delivery of a further thirteen newbuildings. The Company has also announced its intention to contract for an LNG carrier for delivery in 2007 with an option for one additional LNG vessel.

Visit our company website at: http://www.tenn.gr

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 30 210 94 07 710-3

ten@tenn.gr

Thomas J. Rozycki, Jr.

GCI Group for Tsakos Energy Navigation Ltd.

212-537-8016

trozycki@gcigroup.com

Visit our company website at: http://www.tenn.gr

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